EXHIBIT 4.6
SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 5th day of February, 2009.

AMONG:
1354166 ALBERTA LTD., a corporation incorporated pursuant to the laws of the Province of Alberta, Canada (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND
The shareholders of the Corporation, James C. Cassina, Core Energy Enterprises Inc. Tonbridge Financial Corp. R. K. Naroola, Erwin Sui, Teresa Chung-Wong and 1047625 Ontario Inc., made a part hereof (individually and collectively hereinafter referred to as the "Vendors");
OF THE SECOND PART

AND
EUGENIC CORP., a corporation amalgamated under the laws of the Province of Ontario, Canada (hereinafter referred to as the "Purchaser");

OF THE THIRD PART

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding shares in the capital stock of the Corporation;

AND WHEREAS each of the Vendors have agreed to sell and assign to the Purchaser, and the Purchaser has agreed to purchase and acquire from the Vendors, the Purchased Shares, as hereinafter defined;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, warranties, representations, agreements and payments herein contained, the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the premises hereto, this article and each schedule, the words and phrases set forth below shall have the meanings ascribed thereto, namely:

(a)
"Affiliate" means, as to a Person, any other Person controlling, controlled by or under common control with such Person where "control", "controlling" or "controlled" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact provided that direct or indirect ownership of shares of a corporation carrying not less than 50% of the voting rights shall constitute control of such corporation;

(b)
"Agreement" means this agreement among the Vendors, the Purchaser and the Corporation, and the expressions "above", "below", "herein", "hereto", "hereof" and similar expressions refer to this Agreement;

(c)
"Assets" means all of the assets of the Corporation including, without limitation, the Petroleum and Natural Gas Rights, and the interests of the Corporation in the Tangibles and the Miscellaneous Interests;

(d)	"Business" means the business presently and heretofore carried on by the Corporation as a going concern;

(e)	"Business Day" means a week day, excluding all statutory holidays in the City of Toronto;

(f)	"Common Shares" means shares in the capital of the Corporation designated as Common Shares;

(g)	"Corporation" means 1354166 Alberta Ltd.;

(h)	"Claim" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation, actual, threatened or foreseeable;

(i)	"Closing" means the closing of the purchase and sale of the Purchased Shares by to the Purchaser and the completion of all matters incidental thereto;

(j)	"Closing Date" means February 20, 2009 or such other date as may be agreed upon;

(k)	"Debt" means an amount equal to the Corporation's total consolidated indebtedness including long term debt;

(l)	“Debt Holders” means, collectively, James C. Cassina and Tonbridge Financial Corp. as Debt Holders of the Corporation, and “Debt Holder” means any one of them, as the context requires;

(m)	"Dollars" and "$" means dollars or the lawful money of Canada;

(n)	"Effective Date" means the Closing Date;

(o)
"Lands" means the lands set forth and described in Schedule "A", together with all lands with which such lands have been pooled or unitized, and the Petroleum Substances within, upon or under all such lands and the rights, licenses and privileges to explore, drill for, recover, take or win the same insofar as such are granted by the Leases therein described;

(p)
"Leases" means collectively all leases, subleases, assignments, permits, licenses, declarations of trust, participation agreements, farmout agreements, unit agreements and any other agreements whatsoever under and by virtue of which the Corporation holds, has acquired or is entitled to acquire any interest whatsoever in Petroleum Substances found within, upon or under the Lands, but only insofar as the same grant, lease or convey or otherwise set over unto the Corporation, the right, license or privilege to explore for, drill for or take Petroleum Substances upon, within, under or from the Lands;

(q)
"Losses and Liabilities" means all Claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any Party, its directors, officers, agents and employees, including any of the foregoing in respect of Taxes and reasonable legal fees and disbursements on a solicitor and its own client basis;

(r)
"Material Contracts" means any contracts within which the annual gross revenues or annual gross obligations exceed $25,000 including without limitation agreements for the sale, transportation and processing of petroleum substances;

(s)
"Miscellaneous Interests" means the Corporation's entire right, title, estate and interest in and to all property, assets and rights (other than Petroleum and Natural Gas Rights and Tangibles) pertaining to the Petroleum and Natural Gas Rights or the Tangibles and to which the Corporation is entitled including, but not limiting the generality of the foregoing, the said interest of the Corporation in:

(i)
all contracts, agreements, documents, books and records and all production and engineering information and reports relating to the Petroleum and Natural Gas Rights, the Lands (or any lands with which the same have been pooled or unitized) or any lands upon which any of the Tangibles are situate and any and all rights in relation thereto;

(ii)
all subsisting rights to enter upon, use and occupy the surface of any of the Lands (or any lands with which the same have been pooled or unitized) or any lands upon which any of the Tangibles are situate;

(iii)	any right, estate or interest in or any asset which relates to but does not comprise part of the Petroleum and Natural Gas Rights or the Tangibles;

(iv)	any and all Petroleum Substances in storage or beyond the well head and not beyond the point of delivery to which the Corporation is entitled at the Closing Date and all proceeds of sale therefrom;

(v)
all well, pipeline and other permits, licences and authorizations relating to the Petroleum and Natural Gas Rights, the Leases, the Lands (or any lands with which the same have been pooled or unitized) or the Tangibles;

(vi)	all casing in respect of the Wells situated on the Lands or any lands with which the same have been pooled or unitized and all casing in the Wells;

(vii)	any and all Seismic Data;

(t)	"Parties" means the signatories to this Agreement, and "Party" means any one of them;

(u)	"Permitted Encumbrances" means:

(i)	liens for taxes, assessments or governmental charges which are not due or delinquent or the validity of which is being diligently contested in good faith by the Corporation;

(ii)
liens incurred or created in the ordinary course of business as security in favour of any person who is conducting the development or operation of the property to which such liens relate for the Corporation's share of the costs and expenses of such development or operation;

(iii)	mechanics', builders' or materialmens' liens in respect of services rendered or goods supplied for which payment is not at the same time due;

(iv)
easements, rights of way, servitudes or other similar rights in land including, without in any way limiting the generality of the foregoing, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables which do not materially detract from the value of the Assets concerned or materially impair its use in the operation of the Business;

(v)
the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Corporation or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)
any caveat relating to the Leases by or on behalf of the lessee thereunder, its successors or assigns which is not inconsistent with the interests attributed to the Corporation as described in Schedule "A";

(vii)	royalties, crown royalties and other encumbrances on, and reductions in, the Corporation's interests which are described in Schedule "A";

(viii)
the rights of third parties dealing at arm's length with the Corporation to purchase Petroleum Substances produced from the Lands or lands pooled therewith pursuant to production sales contracts or other contracts for the sale of Petroleum Substances that are terminable on 30 days notice, without cost to the Corporation;

(ix)
the terms and conditions of the Leases or any agreements including, without limitation, production sales contracts and pooling agreements which relate to the Assets, provided that the following items must be identified in one of the Schedules to qualify as Permitted Encumbrances: (A) any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum and Natural Gas Rights for which the Corporation has assumed the obligation for payment; and (B) any existing potential alteration of the Corporation's interest in the Assets because of a payout conversion or farmin, farmout or such other agreement;

(x)	the right reserved to or vested in any governmental authority to levy taxes on minerals or the income therefrom and governmental requirements as to production rates on the operations of any property;

(xi)
undetermined or inchoate liens including, without limitation, processors', operators', mechanics', builders', materialmens' and similar liens incurred or created as security in favour of the person conducting the operation of any of the Assets, arising in the ordinary course of business, for the Corporation's proportionate share of the costs and expenses of such operations in respect of such costs which are not due or delinquent at the relevant time or the validity of which is being diligently contested by or on behalf of the Corporation;

(xii)	the reservations, limitations, provisos, and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title; and

(xiii)
provisions for penalties and forfeitures under operating procedures or similar agreements which will arise if the Corporation elects, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply, and penalties, if any, which have arisen under operating procedures or similar agreements as a consequence of elections by the Corporation prior to the relevant time not to participate in operations on the Lands to which the penalty applies provided that, in order to qualify as a Permitted Encumbrance, any of the foregoing must be described in Schedule "A";

(v)
"Person" means an individual, corporation, firm, partnership, limited liability company, limited liability partnership, association, syndicate, trust, estate or other entity or organization, including a governmental authority;

(w)
"Petroleum and Natural Gas Rights" means the Corporation's entire right, title, estate and interest in and to the Leases, the Lands and the Petroleum Substances, including without limiting the generality of the foregoing, the interests summarized in Schedule "A" in and to the Leases and the Lands;

(x)	"Petroleum Substances" means petroleum, natural gas and related hydrocarbons and any other substances and rights to the extent granted by the Leases;

(y)	"Place of Closing" means the offices of the Purchaser located in Toronto, Ontario;

(z)	"Purchase Price" means the price, set out in Section 3.1, to be paid by the Purchaser for the Purchased Shares;

(aa)                 "Purchased Shares" means the Two Hundred and Sixty Four Thousand, and Seven Hundred (264,700) Common Shares owned by the Vendors as set forth in Section 2.1 hereof, which, as at the Closing Date, will be all of the issued and outstanding securities of the Corporation;

(bb)	"Purchaser" means Eugenic Corp.;

(cc)	"Representatives" means in respect of a Party:

(i)	its Affiliates, successors and assigns; and

(ii)	the respective directors, officers, agents and employees of such Party and its Affiliates, successors and assigns;

(dd)                 "Seismic Data" means all records, books, documents, licences, reports and data associated with all seismic lines or 3D seismic programs on or within 1 kilometre of the Lands to which the Corporation has possession or to which the Corporation has access, which records, books, documents, licences, reports and data shall include without limitation:

(i)
all permanent records of basic data including, but not limited to, any and all microfilm or paper copies of seismic driller's reports, monitor records, observer's reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

(ii)
all permanent records of the processed field data including, but not limited to, any and all microfilm or paper copies of shot point maps, pre- and post-stacked record sections including amplitude, phase, structural displays or other interpretative processes, poststack data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof; and

(iii)	in the case of 3D seismic, in addition to the foregoing, all permanent records or bin locations, bin fold, static corrections, surface elevations and any other relevant information;

(ee)                 "Surface Rights" means all rights to enter upon, use and occupy the surface of the Lands or lands with which the Lands have been pooled or unitized or any lands to be traversed in order to gain access to any of the Lands, Tangibles or Wells and any and all rights of egress or ingress, licenses, Leases and instruments including rights of entry orders to gain access to the Lands, Wells and the Tangibles.

(ff)
"Tangibles" means all tangible depreciable property and assets owned by the Corporation, including without limitation those situate in or on the Lands or lands with which the same have been pooled or unitized which are used in connection with production, processing, transmission or treatment of Petroleum Substances produced from or allocated to the Lands or used in connection with producing, shut-in or injection wells located in or on the Lands or lands pooled or unitized therewith;

(gg)                 "Tax Act" shall mean the Income Tax Act (Canada) as amended from time to time and any applicable, equivalent legislation of any province or territory of Canada;

(hh)                 "Taxes" means income, commodity, sales, withholding, custom, employment, property, duty and any other taxes imposed by federal, provincial or territorial government authority including interest and penalties thereon;

(ii)	"Time of Closing" means 2:00 p.m. on the Closing Date;

(jj)
"Units" shall mean Units in the capital stock of the Purchaser consisting of one common share with an attributed price of $0.05 and one common share purchase Warrant, each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $0.07 for a period of five years from the date of issuance.

(kk)                 "Vendors" means, collectively, James C. Cassina, Tonbridge Financial Corp., Core Energy Enterprises Inc., R.K Naroola, Erwin Sui, Teresa Chung-Wong and 1074625 Ontario Inc. and "Vendor" means any one of them, as the context requires;

(ll)
"Warrant" shall mean a Warrant in the capital stock of the Purchaser, each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $0.07 for a period of five years from the date of issuance; and

(mm)                 "Wells" means all producing, shut-in, abandoned, suspended, capped, injection and disposal wells, located on the Lands or lands pooled or unitized therewith, in which the Corporation has an interest, including, without limitation those set forth in Schedule "A".

1.2	Incorporation of Appendices

Appended hereto and forming part of this Agreement are the following Schedules:

Schedule "A" – Lands, Petroleum and Natural Gas Rights and Wells

Schedule "B" − Form of Eugenic Warrant Certificate

1.3	Appendix References

Wherever any provision of any schedule to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail. References herein to a schedule shall mean a reference to the applicable schedule to this Agreement. References in any schedule to the "Agreement" shall mean a reference to this Agreement. References in any schedule to another schedule shall mean a reference to a schedule to this Agreement.

1.4	References

References herein to an Article, clause, subclause or paragraph shall mean a reference to an Article, clause, subclause or paragraph within the body of this Agreement.

1.5	Headings

The headings of Articles, clauses, subclauses and paragraphs herein and in the Schedules are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

1.6	Gender

In this Agreement words importing persons include corporations, companies, individuals and other bodies corporate and vice versa, and words importing the masculine gender include the feminine and neuter genders and vice versa.

1.7	Entire Agreement and Amendments

This Agreement (including all appendices hereto) constitutes the entire agreement between the Parties pertaining to the Purchased Shares and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof, except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.8	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors, receivers, receiver-managers, trustees and permitted assigns.

ARTICLE 2
SALE AND PURCHASE

2.1	Agreement of Purchase and Sale

The Vendors agree to sell and convey their respective portion of Purchased Shares as set out below to the Purchaser and the Purchaser agrees to purchase and accept the Purchased Shares from the Vendors, all in accordance with and subject to the terms and conditions set forth in this Agreement:

VENDOR	PURCHASER	PURCHASED SHARES	PROPORTION
James C. Cassina	Eugenic Corp.	118,704 Shares	44.84%

Tonbridge Financial Corp.	Eugenic Corp.	81,446 Shares	30.77%

Core Energy Enterprises Inc.	Eugenic Corp.	60,500 Shares	22.86%

R. K Naroola	Eugenic Corp.	1,500	0.57%

Erwin Sui	Eugenic Corp.	750	0.28%

Teresa Chung Wong	Eugenic Corp.	300	0.11%

1074625 Ontario Inc.	Eugenic Corp.	1,500	0.57%

	TOTAL	264,700 Shares	100%

2.2	Closing

Closing shall take place at the Place of Closing at the Time of Closing, or at such other place or at such other time as the Vendors and the Purchaser may agree.

ARTICLE 3
PURCHASE PRICE

3.1	Purchase Price

The aggregate purchase price to be paid by the Purchaser to the Vendors for the Purchased Shares shall be Five Hundred and Sixty Two Thousand Eight Hundred and Fourteen Dollars ($562,814) and payable as follows (the "Purchase Price"): (a) the issuance and delivery by the Purchaser to the Vendors an aggregate number of 8,910,564 units (the "Units") in the capital stock of the Purchaser (in the proportions set out in Section 2.1 above) at an attributed value of $0.05 per Unit in satisfaction of Four and Forty Five Thousand Five Hundred and Twenty Eight Dollars ($445,528) of the Purchase Price. Each Unit consists of one common share and one common share purchase warrant of the Purchaser (a “Warrant”), with each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $0.07 for a period of five years from the date of issuance. The form of Warrant is attached as Schedule “B”. The issuance of the Units shall be subject to compliance with all applicable securities legislation. The certificates representing the Units shall be endorsed in accordance with the applicable securities legislation, and (b) Upon Closing the Purchaser will issue cash payments to the Debt Holders of the Corporation in satisfaction of One Hundred and Eighteen Thousand Dollars of debt in the Corporation as set out below.

DEBT HOLDER	DEBT AMOUNT	PROPORTION
James C. Cassina	$81,420.00	69%

Tonbridge Financial Corp.	$36,580.00	31%

TOTAL	$118,000.00	100%

3.2	Delivery of Certificates for Purchased Shares

Subject to the fulfillment of all of the terms and conditions hereof, at the Time of Closing, each of the Vendors shall deliver to the Purchaser certificates representing the Purchased Shares held by the Vendors, duly endorsed for transfer to the Purchaser, or other evidence of transfer of the Purchased Shares on the books of the Corporation satisfactory to the Purchaser or the Purchaser's Solicitors, together with such other documentation as the Purchaser or the Purchaser' Solicitors may reasonably request for the purpose of effecting the transfer and delivery of the Purchased Shares.

ARTICLE 4
REPRESENTATIONS OF THE CORPORATION AND VENDORS

4.1	Vendors' Representations

Each of the Vendors hereby represents and warrants to and with the Purchaser, which representations and warranties are correct as at the date hereof, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a)
other than the Purchaser, no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in the Purchased Shares held by the Vendor by virtue of or arising from this Agreement or otherwise;

(b)	each Vendor has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)
the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by the Vendor and the consummation of transactions contemplated herein will not, as a result of the Vendor's involvement, violate nor be in conflict with any provision of any material agreement or instrument to which the Vendor is a party or is bound or, to the best of the Vendor's knowledge, information and belief, any judgment, decree, order, statute, rule or regulation applicable to the Vendor;

(d)
this Agreement has been duly executed and delivered to the Vendor and all documents required hereunder to be executed and delivered by the Vendor shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms;

(e)
at the Time of Closing, the Vendor shall have good registered and beneficial title to and ownership of its portion of the Purchased Shares as set out in Section 2.1 above, and the Vendors' portion of the Purchased Shares shall be fully paid and non-assessable and free and clear of all liens, mortgages, charges, security interests, pledges, encumbrances, demands and adverse Claims whatsoever;

(f)
there are no actions, suits, proceedings or Claims existing or, to the best of the knowledge, information and belief of the Vendor, pending or threatened with respect to or in any manner challenging respective ownership of the Purchased Shares or the sale of their respective Purchased Shares pursuant hereto;

4.2	Corporation's Representations

The Corporation hereby represents and warrants to and with the Purchaser, which representations and warranties are correct as at the date hereof, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a)
the Corporation is a corporation duly incorporated and validly subsisting under its jurisdiction of incorporation and has the corporate power to own or lease its property, including the Assets, and to carry on its business as now conducted by it and the Corporation is duly registered to carry on business in each jurisdiction as the nature of its business requires;

(b)
the Corporation has authorized capital of an unlimited number of Common Shares and an unlimited number of preferred shares and there are no undisclosed outstanding subscriptions, options, rights, warrants or other agreements or commitments obligating the Corporation to sell or issue any additional shares of any class or securities convertible into any share of any class;

(c)
other than the Purchaser, the warrant holders and the debt holders of the Corporation, no person, firm or entity has any right under preferential rights of purchase clauses, outstanding offers or otherwise which has not been waived prior to the Closing Date, to acquire any securities of the Corporation or the Assets from the Corporation. The Corporation does not have any outstanding offers of purchase or otherwise which would require the Corporation to acquire any assets from any other Person or entity;

(d)	no authorized and/or declared and unpaid dividends exist nor shall be authorized, declared or paid from the Effective Time to the Time of Closing;

(e)
the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by the Corporation and the consummation of transactions contemplated herein will not violate nor be in conflict with any provision of any material agreement or instrument to which the Corporation is a party or is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or of the constating documents or by-laws of the Corporation;

(f)
the Corporation does not control or have any wholly-owned subsidiary corporations, and owns no shares or securities of any other entity other than such shares and securities as disclosed in writing to the Purchaser;

(g)
the Corporation  has made available to the Purchaser for inspection and reproduction all documents, information and records in its possession or control pertaining to the Assets, including an independent engineering report dated as of December 31, 2008 setting forth the estimated future reserves and income attributable to the Assets,  and the Corporation has not withheld any documents, information or records that would be relevant to Purchaser with respect to the matters contemplated under this Agreement;

(h)
the minute book of the Corporation contains copies of all minutes of all meetings and the consent resolutions of the directors, committees of directors and shareholders of the Corporation and the registers therein are current, true and correct and, to the knowledge, information and belief of the Vendors without further inquiry, all such meetings were duly called and properly held and all such consent resolutions were properly adopted;

(i)
Schedule “A” attached hereto present fairly the material assets and liabilities of the Corporation as at the date hereof, and include all material liabilities as at such date, and there has not been any material adverse change in the assets or liabilities of the Corporation listed thereon, other than in connection with the transactions contemplated herein to the best of the knowledge, information and belief of the Corporation;

(j)
other than as disclosed to the Purchaser in writing prior to the Closing Date, the Corporation has no employees and no outstanding employment contracts for services, including any management, consulting, employee or labour agreements or arrangements not made in the ordinary course of the Corporation's business;

(k)
there are no actions, suits or other legal, administrative or arbitration proceedings or government investigations, actual or, to the best of the knowledge, information and belief of the Corporation, threatened, which might reasonably be expected to result in a material impairment or loss of the Corporation's interest in the Assets or any part thereof and there is no particular circumstance, matter or thing known to the Vendors or the Corporation which could reasonably be anticipated to give rise to any such action, suit or other legal, administrative or arbitration proceeding or government investigation except as disclosed herein or otherwise to the Purchaser in writing;

(l)	there are no shareholders' agreements that have been entered into by the Corporation;

(m)
the Corporation has accounted for all Taxes eligible from it for the collection of which it is responsible under the laws of Canada or any other jurisdiction, in the case of Taxes on income, in respect of all fiscal years ended since its incorporation;

(n)
the Corporation has duly and timely filed all tax returns required to be filed by it, has paid all Taxes shown to be due and payable on such returns, and has paid all assessments and reassessments, and all other Taxes, governmental charges, penalties, interest and fines claimed by any governmental authority to be due and payable by the Corporation on or before the date hereof, and adequate provision has been made on the books of the Corporation for Taxes payable for the current period for which tax returns are not yet required to be filed;

(o)	the Corporation has not filed with any government authority, any waivers in respect of the normal assessment period;

(p)	the Corporation has withheld all amounts required by applicable tax legislation and shall continue to do so up to the Time of Closing;

(q)
the Corporation is not now a party to any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization insurance, medical insurance or similar plan or practice, formal or informal, in effect with respect to any employees or others, other than as previously disclosed in writing to the Purchaser;

(r)
the Corporation has not incurred any undisclosed obligation or liability, contingent or otherwise, for brokers' or finders' fees, legal fees, engineering fees and other expenses in respect of this transaction for which the Purchaser shall have any obligation;

(s)	except (as defined in Subsection 3.1) the Corporation does not have any material Debt;

(t)
the Corporation's interest in the Tangibles associated with the Land and Leases is at least equal or, in the case of pooled or unitized Lands and Leases, corresponds to, the Corporation's interest therein as set out in Schedule "A" and, the Corporation's aggregate share of all costs with respect to such Tangibles is directly proportionate to the Corporation's interest therein;

(u)
to the actual knowledge, information and belief of the Corporation, without specific inquiry, none of the Wells are subject to a production penalty of any kind and the Corporation has received no notice of and the Corporation is not otherwise aware of any impending change statutorily imposed or sanctioned in respect of production allowables applicable to any Wells excepting those items of any orders or directives which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or which notice in writing has not been given by the Corporation to the Purchaser prior to the Effective Date; and

(v)
to the actual knowledge, information and belief of the Corporation, without specific inquiry, the Corporation has not done or failed to do any act or thing whereby any of the Assets may become liable or subject to termination, surrender, forfeiture, cancellation or alienation.

ARTICLE 5
PURCHASER'S REPRESENTATIONS

5.1	Purchaser's Representations

The Purchaser hereby represents and warrants to and with the Vendors and the Corporation, which representations and warranties are true and correct as at the date hereof, and acknowledges that the Vendors and the Corporation are relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a)
the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the Purchased Shares on the terms described herein and to perform the other obligations of the Purchaser under this Agreement;

(b)
all necessary corporate action will have been taken by the Purchaser at the Closing Date to authorize the execution and delivery by the Purchaser of this Agreement and all other agreements and instruments contemplated by this Agreement;

(c)
the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any provision of the constating documents or by-laws of the Purchaser;

(d)
this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms;

(e)	the Purchaser is not a non-resident of Canada;

(f)	the Purchaser has completed all due diligence in respect of the Assets, the Purchased Shares and the Corporation, and is satisfied with the results of its due diligence investigations;

(g)
upon the issuance of the Units (as defined in Subsection 3.1), in accordance with the terms of this Agreement, all of such Units will have been duly and validly created, authorized and issued and will be outstanding as fully paid and non-assessable;

(h)
the Purchaser is a reporting issuer in Ontario to the actual knowledge, information and belief of the Purchaser, the Purchaser is not in default of any requirement of applicable securities or corporate laws, regulations, orders, notices and policies;

(i)
no order has been issued ceasing or suspending the sale or trading of the securities of the Purchaser and, to the best of the knowledge, information and belief of the Purchaser, there is no investigation or proceeding, pending or threatened that would or might result in any order suspending the sale or ceasing the trading of the securities of the Purchaser nor is there any state of facts which, if known, might result in any such order being issued;

(j)	the issued and outstanding common shares in the capital of the Purchaser are not listed on any exchange for trading;

ARTICLE 6
SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND INDEMNITIES

6.1	Survival

Notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the Parties or their counsel, the covenants, representations and warranties along with all rights of action in connection therewith set forth in Article 4 and Article 5 shall survive Closing for the benefit of the Parties for a period one  (1) year from the Closing Date, except for any such covenants, representations and warranties set forth in Article 4, in respect of Taxes which shall survive Closing for the benefit of the Purchaser for a period of two (2) years.

6.2	Vendors' Indemnity

(a)	Subject to Section 6.1 above and provided that Closing has occurred, each Vendor shall:

(i)	be liable to the Purchaser for all Losses and Liabilities; and

(ii)
indemnify and save Purchaser and its directors, officers, servants, agents and employees harmless from and against all Losses and Liabilities whatsoever which may be brought against or suffered by the Purchaser, its directors, officers, servants, agents and employees or which they may sustain, pay or incur, as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with a breach of the representations and warranties of such Vendor in Article 4, except any Losses and Liabilities to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by Purchaser or are caused by the gross negligence or wilful misconduct of Purchaser or its Representative.

6.3	Purchaser's Indemnity

(a)	Subject to Section 6.1 above and provided that Closing has occurred, Purchaser shall:

(i)	be liable to Vendors for all Losses and Liabilities; and

(ii)	indemnify and save Vendors and their Representatives harmless from and against all Losses and Liabilities,

as a result of any matter or thing arising out of, resulting from, attributable to or in any way connected with a breach of the representations and warranties of the Purchaser in Article 5, except to the extent that any Losses and Liabilities are reimbursed (or reimbursable) by insurance maintained by the Vendors or the Corporation, are caused by the gross negligence or wilful misconduct of Vendors or their Representatives, or are matters or things for which Purchaser is entitled to indemnification under Section 6.2.

ARTICLE 7
DELIVERY OF DOCUMENTS

7.1	Deliveries by the Vendors

The Vendors shall promptly deliver to the Purchaser such documents reasonably required to be delivered by the Vendors to the Purchaser at Closing pursuant to this Agreement.

ARTICLE 8
ATTORNMENT AND PROPER LAW

8.1	Governing Law

This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Ontario. Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom.

ARTICLE 9
COVENANTS

9.1	Covenants

The Purchaser covenants and agrees with the Vendors and the Corporation that until the purchase and sale contemplated herein becomes effective or until the Parties are unable to consummate the transaction because a condition set out herein cannot be satisfied and has not been waived by the appropriate Party hereunder, and except with the prior written approval of the Vendors, or as otherwise agreed to herein, the Purchaser will use its reasonable commercial efforts to obtain all necessary consents, assignments, waivers or amendments or terminations to any instruments or take such other measures as may be appropriate to fulfill its obligations under and to carry out the transactions contemplated by this Agreement.

The Corporation covenants that during the period between the date hereof and the Time of Closing the Corporation shall conduct its business in, and only in, the ordinary and normal course thereof in substantially the same manner as heretofore conducted and preserve intact its assets and properties, its business and the present business organization and use its reasonable best efforts to keep available the services of its present officers and management and others having business dealings with it to the end that its goodwill and business shall be maintained.

ARTICLE 10
NOTICES

10.1	Notices

Any notice required or permitted to be given by a Party hereto to the other shall be given in writing and addressed:

(a)	if to the Corporation or the Vendors:

1354166 Alberta Ltd.
Suite 1800, 510-5th Street S.W.
Calgary, Alberta
T2P 3S2

Attention: President
Fax: (403) 718-0184

(b)	if to the Purchaser:

Eugenic Corp.
1 King Street West
Suite 1505
Toronto, Ontario
M5H 1A1

Attention: President
Facsimile: (416) 364-8244

Any notice delivered as aforesaid shall be deemed to have been received by the Party hereto which it is so delivered at the time on the date of its being so delivered. Any Party may change its address for notice by giving notice to that effect.

ARTICLE 11
ARBITRATION

11.1	General Arbitration Provisions

Any disputes between the Parties in respect of any of the matters referred to in this Agreement (including, without limitation, disputes respecting any matter of interpretation of the provisions of this Agreement, or as to the performance or non-performance by any of the Parties of any of the provisions of this Agreement, or as to the respective rights and obligations of the Parties) shall be settled exclusively by arbitration, without resort to court proceedings, in a timely fashion and in accordance with the procedures set forth in this Section 11.1.

There shall be three (3) arbitrators. The Party demanding arbitration shall inform the other party of the particulars of the dispute and of the name of its arbitrator and the party receiving the demand shall within seven (7) days thereof choose and name its arbitrator. The two arbitrators shall then designate and choose a third. If within a reasonable time the two arbitrators appointed by the Parties do not agree upon a third or if the party who has been notified of a dispute fails to appoint an arbitrator, then a third arbitrator or an arbitrator to represent the Party in default may, upon petition of the Party not in default, be appointed by a judge of the Province of Ontario. An award made by two of the three arbitrators shall be binding on the Parties. The arbitrators shall determine their own rules and procedures and rules of evidence that they shall follow. The cost of arbitration shall be proportioned between the Parties as the arbitrators may decide.

ARTICLE 12
MISCELLANEOUS

12.1	Release of Information

The Vendors, the Purchaser and the Corporation shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated herein, and shall furnish to and discuss with the Parties drafts of all press and other releases prior to publication. Nothing contained herein shall prevent either Party at any time from furnishing information to any governmental agency or regulatory authority or to the public if required by applicable law.

12.2	Time

Time shall, in all respects, be of the essence in this Agreement.

12.3	Enurement and Assignment

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors, receivers, receiver-managers, trustees and permitted assigns. No Party may assign its interest under this Agreement without the prior written consent of all other Parties, such consent not to be unreasonably withheld.

12.4	Expenses

Each Party shall be responsible for their own legal costs in relation to this Agreement, the consummation of the transactions herein and all other matters related thereto.

12.5	Counterpart Execution

This Agreement may be executed by facsimile and in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

EUGENIC CORP.

	Per:	/s/ Sandra Hall
Sandra Hall, President
I have authority to bind the corporation

1354166 ALBERTA LTD.

	Per:	/s/ Colin McNeil
Colin McNeil, President
I have authority to bind the corporation

CORE ENERGY ENTERPRISES INC.

/s/ James C. Cassina	PER:	/s/ James C. Cassina
JAMES C. CASSINA

TONBRIDGE FINANCIAL CORP.

/s/ R.K. Naroola	Per:	/s/ Robert Cordes
R. K. NAROOLA
1074625 ONTARIO INC.

/s/ Erwin Sui	PER:	/s/ R. Barrer
ERWIN SUI

/s/ Teresa Chung Wong
TERESA CHUNG WONG